   As filed with the U.S. Securities and Exchange Commission on March 4, 2004
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------

                             YARA INTERNATIONAL ASA
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not applicable
                   (Translation of issuer's name into English)

                              The Kingdom of Norway
            (Jurisdiction of incorporation or organization of issuer)

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)

                      4 New York Plaza, New York, NY 10004
                            Telephone (212) 623-0636
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------

               Trygve Faksvag, Vice President and General Counsel
                          Yara Agri North America, Inc.
                         100 N. Tampa Street, Suite 3200
                              Tampa, Florida 33602
                                 (813) 222-5700
  (Address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

        Scott A. Ziegler, Esq.                                 Donald H. Meiers , Esq.
  Ziegler, Ziegler & Associates LLP                             Steptoe & Johnson LLP
   570 Lexington Avenue, 44th Floor                         1330 Connecticut Avenue, N.W.
       New York, New York 10022                                Washington, D.C. 20036
            (212) 319-7600                                         (202) 429-3000

         It is proposed that this filing become effective under Rule 466
                        [ ] immediately upon filing
                        [ ] on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===========================================================================================================================
   Title of each class of                       Amount           Proposed maximum    Proposed maximum        Amount of
Securities to be registered                to be registered      aggregate price    aggregate offering    registration fee
                                                                    per unit (1)         price (2)
---------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by      100,000,000               $0.05             $5,000,000            $633.50
American Depositary Receipts, each            American
American Depositary Share representing        Depositary
one Share of Yara International ASA            Shares
===========================================================================================================================

(1)  Each Unit represents one American Depositary Share.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED


                                                                                Location in Form of American Depositary
Item Number and Caption                                                         Receipt Filed Herewith as Prospectus
-----------------------------------------------------------------------         --------------------------------------------------
(1)   Name and address of Depositary                                            Introductory paragraph

(2)   Title of American Depositary Receipts and identity of                     Face of American Depositary Receipt, top center
      deposited securities
      Terms of Deposit:

      (i)     Amount of deposited securities represented                        Face of American Depositary Receipt, upper
              by one unit of American Depositary Shares                         right corner

      (ii)    Procedure for voting, if any, the deposited                       Paragraph (12)
              securities

      (iii)   Collection and distribution of dividends                          Paragraphs (4), (5), (7) and (10)

      (iv)    Transmission of notices, reports and proxy                        Paragraphs (3), (8) and (12)
              soliciting material

      (v)     Sale or exercise of rights                                        Paragraphs (4), (5) and (10)

      (vi)    Deposit or sale of securities resulting from                      Paragraphs (4), (5), (10) and (13)
              dividends, splits or plans of reorganization

      (vii)   Amendment, extension or termination of the                        Paragraphs (16) and (17)
              Deposit Agreement

      (viii)  Rights of holders of receipts to inspect the transfer             Paragraph (3)
              books of the Depositary and the list of Holders of
              receipts

      (ix)    Restrictions upon the right to deposit or                         Paragraphs (1), (2), (4), and (5)
              withdraw the underlying securities

      (x)     Limitation upon the liability of the Depositary                   Paragraph (14)

(3)   Fees and Charges                                                          Paragraph (7)

Item 2.  AVAILABLE INFORMATION


                                                                                Location in Form of American Depositary
Item Number and Caption                                                         Receipt Filed Herewith as Prospectus
-----------------------------------------------------------------------         --------------------------------------------------
(a)      Statement that Yara International ASA furnishes the                    Paragraph (8)
         Commission with certain public reports and documents
         required by foreign law or otherwise under Rule
         12g3-2(b) under the Securities Exchange Act of 1934
         and that such reports can be inspected by holders of
         American Depositary Receipts and copied at public
         reference facilities maintained by the Commission in
         Washington, D.C.


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

     (a) Form of Deposit Agreement. Form of Deposit Agreement dated as of March [ ], 2004 among Yara International ASA, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e)      Certification under Rule 466. Not applicable.

     (f)      Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 4, 2004.

                                    Legal entity created by the form of
                                    Deposit Agreement for the issuance
                                    of ADRs evidencing American
                                    Depositary Shares

                                    By:   JPMORGAN CHASE BANK, as Depositary


                                    By:    /s/ Joseph M. Leinhauser
                                           -----------------------
                                    Name:  Joseph M. Leinhauser
                                    Title: Vice President

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Yara International ASA certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 4, 2004.


                                   YARA INTERNATIONAL ASA


                                   By:    /s/ Kendrick T. Wallace
                                          -----------------------------------
                                   Name:  Kendrick T. Wallace
                                   Title: Senior Vice President and
                                          Chief Legal Officer


                               POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kendrick T. Wallace, Thorleif Enger and Hallgeir Storvik, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of March 4, 2004.


                 Signatures                                                 Title
                 ----------                                                 -----

         /s/ Eivind Reiten
         -------------------------------------------
         Eivind Reiten
         President and Chief Executive Officer                         (Principal Executive Officer)


         /s/ Hallgeir Storvik
         -------------------------------------------
         Hallgeir Storvik
         Chief Financial Officer                                       (Principal Financial Officer and
                                                                       Principal Accounting Officer)


         /s/ Egil Myklebust
         -------------------------------------------
         Egil Myklebust, Chairman                                      Director


         /s/ Borger A. Lenth
         -------------------------------------------
         Borger A. Lenth, Vice Chairman                                Director


         /s/ Elisabeth Grieg
         -------------------------------------------
         Elisabeth Grieg                                               Director


         /s/ Anne Cathrine Hoeg Rasmussen
         -------------------------------------------
         Anne Cathrine Hoeg Rasmussen                                  Director


         /s/ Hakan Mogren
         -------------------------------------------
         Hakan Mogren                                                  Director


         /s/ Ingvild R. Myhre
         -------------------------------------------
         Ingvild R. Myhre                                              Director


         /s/ Geir Nilsen
         -------------------------------------------
         Geir Nilsen                                                   Director


         /s/ Odd Semstrom
         -------------------------------------------
         Odd Semstrom                                                  Director


         /s/ Steinar Skarstein
         -------------------------------------------
         Steinar Skarstein                                             Director


         /s/ Trygve Faksvag
         -------------------------------------------
         Trygve Faksvag                                                Authorized Representative in
                                                                       the United States


                                INDEX TO EXHIBITS

  Exhibit                                                                                  Sequentially
   Number                                                                                  Numbered Page
   ------                                                                                  -------------
(a)         Form of Deposit Agreement.
(d)         Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.
